Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

UNDERGROUND DRILLING CONTINUES TO EXTEND MINERALIZATION
AT SILVERMEX’S LA GUITARRA MINE

Vancouver, BC, Canada – March 14, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces underground drill results from its La Guitarra mine, located in the Temascaltepec Mining District in the State of Mexico. A total of 91 underground drill holes have been completed for a total of 7,636 m. This drilling completes the 7,500 m drill program proposed in 2011, which was designed to test the continuity of various structures underground throughout the La Guitarra Mine. Drilling is ongoing by two contractor rigs and two rigs owned by the mine.

Recent drilling continues to extend the limits of gold and silver mineralization in existing stopes and ore chutes, which will be mined in the immediate future. ”As was reported in a news release on November 3, 2011, our underground program has been very successful in identifying the largest ore chute to date in the La Guitarra mine,” commented Michael Callahan, Silvermex’s President “Our most recent drilling continues to extend this zone both laterally and vertically. This program has been very successful in extending the life of the La Guitarra mine and we will continue with an aggressive drill campaign into 2012.”

The La Guitarra mine is divided into three sectors: the Northwest Zone, the Central Zone and the Southeast Zone. Drilling in the Northwest Zone is focused on delineation of mineralized shoots for future production, in up to four distinct ore shoots within the broad La Guitarra vein. Delineation drilling in the Northwest zone has identified mineralized structures within the broader La Guitarra vein structure, which will aid in guiding future mine development. The presence of high grade gold and silver mineralization in parallel structures to the La Guitarra Vein is highly encouraging as such zones have been very productive in the past. Follow-up drilling will investigate the full potential of these structures.

In the Southeast Zone, a total of 57 holes have been completed. Drilling has focused on extending the Southeast Zone down dip and defining the strike length and plunge of the ore shoot. Highlights of the results include hole LGS-10, which intercepted 2.0 m of 509.1 g/t Ag and 1.71 g/t Au, hole LGS-13, which intercepted 0.9 m of 586.3 g/t Ag and 0.14 g/t Au, hole LGS-16, which intercepted 1.1 m of 476.1 g/t Ag and 2.32 g/t Au, LGS-17 which intercepted 2.1 m of 406.2 g/t Ag and 1.09 g/t Au , and hole LGS-44, which intercepted 0.15 m of 1,154 g/t Ag and 8.9 g/t Au. All widths are true widths. As shown in the table below, widths and grades for the LGS series of holes in the Southeast zone are consistent.

Assays for 29 of the 91 holes are reported in the table below. Previous results were reported on September 28, 2011 and November 3, 2011 and can be viewed on the Company website www.silvermexresources.com. All significant drill intercepts (defined as any mineralization grading a minimum of 150 g/t Ag equivalent using factor of 1 gram Au = 56 gram Ag) are presented in the following table:

Hole No	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
Northwest Zone
GMU-09	37.90	38.60	0.70	0.60	3.700	60.00	267.20
GMU-110	29.00	30.00	1.00	0.85	4.300	115.00	355.80
GMU-112	2.35	3.60	1.25	1.20	0.700	169.00	208.20
GMU-113	10.80	12.20	1.40	1.20	0.250	156.00	170.00
GMU-115	13.50	14.15	0.65	0.60	1.292	161.62	233.98
Southeast Zone
LGS-09	48.60	49.20	0.60	0.50	0.393	127.60	149.61
	57.10	57.80	0.70	0.06	0.764	254.50	297.28
	69.00	70.90	1.90	1.60	1.973	88.93	199.43
LGS-10	31.50	31.75	0.25	0.20	0.569	128.60	160.46
	63.85	64.70	0.85	0.75	0.441	124.80	149.50
	66.50	68.90	2.40	2.00	1.712	509.14	605.02
LGS-11	29.00	29.25	0.25	0.20	2.298	475.70	604.39
	66.20	66.70	0.50	0.40	0.455	139.60	165.08
LGS-13	105.40	106.60	1.20	0.90	0.138	586.25	593.98
	115.20	115.95	0.75	0.60	0.621	122.68	157.43
LGS-14	117.50	118.15	0.65	0.50	0.154	330.02	338.64
LGS-15	154.60	157.40	2.80	1.65	1.398	175.56	253.88
	159.60	161.80	2.20	1.30	1.380	118.89	196.14
LGS-16	187.00	188.60	1.60	1.10	2.315	476.10	605.77
LGS-17	154.60	157.90	3.30	2.10	1.092	406.15	467.29
LGS-18	8	8.3	0.30	0.30	0.307	166.10	183.29
	60.45	60.55	0.10	0.10	1.423	112.60	192.29
	65.35	65.45	0.10	0.10	5.265	91.70	386.54
LGS-19	55.50	58.45	2.95	1.97	0.587	198.48	231.37
	60.15	62.30	2.15	1.44	0.734	131.14	172.25
LGS-20	60.95	61.30	0.35	0.27	0.284	140.00	155.90
LGS-25	118.00	120.85	2.85	2.20	4.941	166.09	442.81
	132.20	132.50	0.30	0.15	0.490	322.60	350.04
LGS-26	133.95	134.80	0.85	0.65	0.354	631.20	651.02
LGS-30	78.70	79.00	0.30	0.20	0.062	289.30	292.77
LGS-31	75.65	78.35	2.70	2.20	0.317	239.79	257.56
	108.00	108.35	0.35	0.20	0.611	165.40	199.62
LGS-38	62.50	63.15	0.65	0.50	0.552	413.10	444.01
LGS-39	48.00	48.85	0.85	0.70	0.261	147.20	161.82
	55.05	55.25	0.20	0.15	0.462	303.40	329.27
	64.70	66.75	2.05	1.80	0.252	176.10	190.21
LGS-40	55.15	55.35	0.20	0.15	0.179	176.50	186.52
LGS-44	59.20	59.40	0.20	0.15	8.899	1154.50	1,652.84
LGS-45	28.90	29.30	0.40	0.30	0.708	135.80	175.45
LGS-46	37.20	38.15	0.95	0.80	0.112	203.10	209.37
LGS-47	34.20	36.35	2.15	1.80	0.234	179.24	192.32
Ag Eq = Ag Assay + 56 X Au Assay

Sampling of the drill core was overseen by a Minera La Guitarra geologist who marked off the drill core at appropriate intervals based upon the geology and mineralization present. Sample intervals normally vary from 0.2 -- 1.0 m in length. No sample exceeded 1.5 m in overall length. All core samples were sent to Inspectorate Labs sample preparation in Durango, Mexico. Assays for gold were done by 1 Assay Tonne Fire Assay AA Finish and 4 Acid ICP-AES for silver and other elements. Gold assays that exceed 5 g/t by AA are redone using a gravimetric finish. Silver assays in excess of 100 g/t are redone using Fire Assay Gravimetric. Four acid ICP analyses were conducted at the main laboratory of Inspectorate in Reno, Nevada, USA. The GMU series of drill holes were assayed at La Guitarra's own laboratory (Fire Assay Gravimetric Finish) with check assaying of pulps from intercepts with significant intercepts completed by Inspectorate. Certified standards, blanks, and duplicate samples were inserted in every batch of 20 samples sent to all laboratories.

Pursuant to National Instrument 43-101, Douglas Blanchflower, P. Geo., Geological Consultant to Silvermex, is the Qualified Person (‘QP’) responsible for the disclosure in this news release.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward.

Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.